FORETHOUGHT VARIABLE INSURANCE TRUST

James P. Ash

Assistant Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 470-2701

E-mail:jamesa@geminifund.com

May 23, 2014

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Tony Burack

RE:

FVIT American Funds® Managed Risk Portfolio, FVIT BlackRock Global Allocation Managed Risk Portfolio, FVIT Index Managed Risk Portfolio, FVIT Select Advisor Managed Risk Portfolio and FVIT WMC Research Managed Risk Portfolio (each a “Fund” and collectively the “Funds”), each a series of the Forethought Variable Insurance Trust (the “Trust”)

File Nos. 333-189870; 811-22865

Dear Mr. Burack:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on Monday, April 21, 2014, with respect to recent N-CSR filings for the above-referenced Funds dated December 31, 2013.  Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:	Please include the Registrant’s Investment Company Act file number on the cover page of future N-CSR filings.
Response:	Going forward, the Registrant confirms that its Investment Company Act file number (811-22865) shall be included on the cover page of future N-CSR and N-CSRS filings.

Comment 2:

The schedules of investments for FVIT American Funds® Managed Risk Portfolio and FVIT BlackRock Global Allocation Managed Risk Portfolio disclose investments in other open end mutual funds (“Underlying Funds”).  Going forward, and to the extent that a Fund invests in Underlying Funds, please specify which class of Underlying Fund shares is being held by the Fund in its schedule of investments.

Response:	The Registrant confirms that future disclosures of Fund investments in Underlying Funds will indicate the Underlying Fund share class.
Comment 3:

Upon review of the Statements of Assets and Liabilities for all Funds except FVIT WMC Research Managed Risk Portfolio, the amount of advisory fees payable to Forethought Investment Advisors, LLC (“FIA” or the “Adviser”) is higher than the advisory expense incurred.  Please explain why.

Response:

The advisory fees paid to FIA were higher than the advisory expenses incurred due to reimbursement of initial offering costs incurred by the Adviser, which were realized prior to commencement of Trust operations.

Comment 4:	Please explain why the Trust filed an amended N-CSR on April 3, 2014, and going forward, be sure to submit a correspondence filing that provides the reason for amended filings.
Response:

A typographical error was discovered in the MDFP after the initial N-CSR was filed on February 25, 2014. Specifically, “FVIT Select Advisor Managed Risk Portfolio returned 2.40% for November and December 2013 which is between the Portfolio’s benchmark and blended benchmark returns of 2.59% and 4.58%, respectively” was changed to “FVIT Select Advisor Managed Risk Portfolio returned 2.40% for November and December 2013 which is below the Portfolio’s benchmark and blended benchmark returns of 2.59% and 4.58%, respectively” (emphasis added).  Upon discovery of the incorrect wording in the MDFP, the Trust’s officers decided to file an amended N-CSR and mail the following notice to the shareholders detailing the change:

 “FORETHOUGHT VARIABLE INSURANCE TRUST

Supplement dated March 28, 2014

to the Annual Report

dated December 31, 2013 (“Annual Report”)

This Supplement revises information contained in the Annual Report listed above and should be read in conjunction with the Annual Report.

The following replaces the corresponding language included on page three (3) of the above referenced Annual Report:

FVIT Select Advisor Managed Risk Portfolio returned 2.40% for November and December 2013 which is below the Portfolio’s benchmark and blended benchmark returns of 2.59% and 4.58%, respectively.”

The Registrant also confirms that future amendment filings will include correspondence that provides a reason for the filing.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James P. Ash

James P. Ash

Assistant Secretary

Forethought Variable Insurance Trust